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                            March 31, 2023

       Charles Lauber
       Chief Financial Officer
       A. O. Smith Corporation
       11270 West Park Place
       Milwaukee, Wisconsin 53224-9508

                                                        Re: A. O. Smith
Corporation
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            Filed February 14,
2023
                                                            File No. 001-00475

       Dear Charles Lauber:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2022

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Non-GAAP Measures, page 24

   1. We note that you present Total Segment Earnings as a GAAP measure. Please note the presentation of a total
segment profit or loss measure in any context other than the ASC
                                                        280 required
reconciliation in the financial statement footnotes is considered a presentation of a
non-GAAP measure. Furthermore, as a result, your Total Adjusted
                                                        Segment Earnings
non-GAAP measure currently is not reconciled to a GAAP measure.
                                                        Show us how you will
revise your presentation in future filings. Refer to Question 104.04 of the Compliance &
Disclosure Interpretations for Non-GAAP Financial Measures.
 Charles Lauber
FirstName
A. O. SmithLastNameCharles Lauber
            Corporation
Comapany
March      NameA. O. Smith Corporation
       31, 2023
March2 31, 2023 Page 2
Page
FirstName LastName
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Eiko Yaoita Pyles, Staff Accountant, at 202-551-3587 or Andrew
Blume, Senior Staff Accountant, at 202-551-3254 at with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing